EXHIBIT 4



                                                 June 16, 1999


Board of Directors
Burnham Pacific Properties, Inc.
610 West Ash Street, Suite 1600
San Diego, CA 92101

Attention: Chairman of the Board

Ladies and Gentlemen:

                  As you are aware, on June 7, 1999, Schottenstein Stores Corporation and certain of its affiliates ("Schottenstein") filed a Statement on
Schedule 13D with the Securities Exchange Commission relating to the acquisition of approximately 8.14% of the outstanding shares of common stock of Burnham Pacific Properties, Inc. (the "Company"). Since that filing, we have continued to purchase shares of the Company's common stock in the open market and now own 2,902,600 shares, representing approximately 9.08% of the Company's outstanding common stock.

                  We continue to be interested in purchasing additional shares of the Company's common stock, in the open market or otherwise, to facilitate our proposed cash offer to acquire all of the outstanding capital stock of the Company. We believe our offer is in the best interests of the Company's shareholders. As a result, we hereby request that the Company's board of directors take all necessary action to allow Schottenstein to purchase in excess of 9.8% of the Company's outstanding common stock. The members of the Board should be aware that, despite our repeated requests, the Company has failed to schedule a meeting with us or our representatives. We urge the Board to have representatives of the Company meet with us to discuss our merger proposal and allow Schottenstein and its advisors to commence due diligence on the Company.


                                   (17 of 18)

                  We sincerely hope the Board will seriously consider our request and allow us to increase our ownership position. Our advisors are prepared to meet with you at your earliest convenience to discuss our request as well as our merger proposal.


                                  Very truly yours,

                                  SCHOTTENSTEIN STORES CORPORATION

                                  By: /s/ Thomas R. Ketteler VP







                                   (18 of 18)